UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 13, 2026

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 1. Fundamental Change

On August 13, 2026, Old Glory Holding Company (“Old Glory”) and Digital Asset Acquisition Corp. (the “Company”) entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the Business Combination Agreement, dated as of January 13, 2026 (the “Business Combination Agreement”), between the Company and Old Glory, and abandon the transactions contemplated by the Business Combination Agreement (the “Transactions”) as of August 13, 2026 (the “Effective Date”).

Under the Termination Agreement, on the Effective Date, the Business Combination Agreement is terminated in its entirety and will impose no further liability or obligation on the Company, Old Glory or their respective representatives, except that Section 9.18 of the Business Combination Agreement will survive and remain in full force and effect, and all ancillary documents relating to the Transactions will be automatically terminated without further action, concurrent with the termination of the Business Combination Agreement in accordance with the Termination Agreement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Glory Holding Company

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	August 27, 2026